File No. 70-10255

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION
(RULE 24)

APPLICATION/DECLARATION ON FORM U-1
OF
BLACK HILLS CORPORATION, INC.

             The undersigned, Black Hills Corporation (“Black Hills”), hereby certifies pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935, as amended, that the transactions authorized by the Commission’s Order dated December 29, 2004 (the “Order”), have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application/Declaration, as amended, in SEC File No. 70-10255 as follows:

             On January 21, 2005, Black Hills completed the acquisition of the outstanding voting securities of Cheyenne Light, Fuel and Power Company (CLF&P), a Wyoming corporation from Xcel Energy Inc. CLF&P is a combination retail electric and gas operating utility serving customers exclusively in Wyoming.

      Exhibits

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F-2           Past Tense Opinion of Counsel

TABLE OF CONTENTS

EX-F-2 Past Tense Opinion of Counsel

             Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Statement to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	January 31, 2005 Black Hills Corporation

By: /s/ Steven J. Helmers Steven J. Helmers Sr. Vice President and General Counsel

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